                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 7)


                            Stratos International, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                           $0.01 par value Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                  863100-20-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Ali L. Karshan
                                 Citigroup Inc.
                                 425 Park Avenue
                            New York, New York 10043
                                 (212) 559-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 12, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

----------

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13D

CUSIP No. 863100-20-2
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citicorp Venture Capital Ltd.*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   1,613,774
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   1,613,774
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,613,774
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
* This filing does not reflect any securities beneficially owned by the Citigroup Asset Management business unit ("CAM").

                                  SCHEDULE 13D

CUSIP No. 863100-20-2
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citibank, N.A.*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     National Banking Association
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   1,613,774
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   1,613,774
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,613,774
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     BK
--------------------------------------------------------------------------------
*  This filing does not represent any securities beneficially owned by CAM.

                                  SCHEDULE 13D

CUSIP No. 863100-20-2
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citicorp Holdings Inc.*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   1,613,774
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   1,613,774
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,613,774
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------
*  This filing does not represent any securities beneficially owned by CAM.

                                  SCHEDULE 13D

CUSIP No. 863100-20-2
----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citigroup Inc.*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   1,613,796
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   1,613,796
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,613,796
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------
*  This filing does not reflect any securities beneficially owned by CAM.
** Includes (i) 1,613,774 shares of Common Stock directly beneficially owned by Citicorp Venture Capital Ltd. and (ii) 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup Inc.

ITEM 1. SECURITY AND COMPANY.

This Amendment No. 7 to Schedule 13D amends the Schedule 13D filed on
November 17, 2003, as amended by Amendment No. 1 filed on May 31, 2005, Amendment No. 2 filed on June 24, 2005, Amendment No. 3 filed on July 8, 2005, Amendment No. 4 filed on July 21, 2005, Amendment No. 5 filed on August 25, 2005 and Amendment No. 6 filed on September 1, 2005, relating to the common stock, par value $0.01 per share (the "Common Stock"), of Stratos International, Inc. ("Stratos" or the "Company"). Stratos' principal executive office is located at 7444 West Wilson Avenue, Chicago, Illinois 60706.

Except as otherwise described herein, the information contained in the
Schedule 13D, as previously amended, remains in effect, and all capitalized terms shall have the meaning previously ascribed to them. Information given in response to each item in this Schedule 13D shall be deemed incorporated by reference in all other items.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

The response to Item 5 is hereby amended and supplemented as follows:

The ownership calculations in Item 5 are based upon the holdings of the Reporting Persons and the 14,582,650 shares of Common Stock outstanding as of September 12, 2005, as indicated in the Form 10-Q filed by Stratos on September 13, 2005.

(a) CVC directly beneficially owns 1,613,774 shares of Common Stock, or 11.1% of the outstanding shares of Common Stock. CVC disclaims beneficial ownership of 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

Citibank owns all of the outstanding common stock of CVC and, as a result, indirectly beneficially owns 1,613,774 shares of Common Stock directly beneficially owned by CVC, or 11.1% of the outstanding shares of Common Stock. Citibank disclaims beneficial ownership of 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

CHI owns all of the outstanding common stock of Citibank and, as a result, indirectly beneficially owns 1,613,774 shares of Common Stock beneficially owned by Citibank, or 11.1% of the outstanding shares of Common Stock. CHI disclaims beneficial ownership of 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

Citigroup owns all of the outstanding common stock of CHI and, as a result, indirectly beneficially owns 1,613,774 shares of Common Stock beneficially owned by CHI, or 11.1% of the outstanding shares of Common Stock. Citigroup also indirectly beneficially owns 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup. In total, Citigroup indirectly beneficially owns 1,613,796 shares of Common Stock, or 11.1% of the outstanding shares of Common Stock.

(b) CVC, Citibank, CHI and Citigroup may be deemed to share the voting and dispositive power of 1,613,774 shares of Common Stock directly beneficially owned by CVC. Citigroup may be deemed to share the voting and dispositive power of 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

The Reporting Persons understand that the individuals set forth on Schedules A through D own the number of shares of Common Stock set forth on Schedule E. Thomas F. McWilliams, an executive officer of CVC, beneficially owns 176,012 shares of Common Stock. Mr. McWilliams has sole voting power over 89,111 such shares and sole dispositive power over 176,012 such shares. David F. Thomas, a director and executive officer of CVC, beneficially owns 65,270 shares of Common Stock and has sole voting and dispositive power over such shares.

(c) To the best knowledge of the Reporting Persons, the Reporting Persons have engaged in the following transactions during the period since the filing of Amendment No. 6 to the Schedule 13D on September 1, 2005 and ending on the date hereof (excluding transactions that may have been effected for managed accounts with funds provided by third party customers):

On each of the following dates, CVC sold Common Stock in open market transactions in the amount and at the average price per share described below:

          DATE          COMMON STOCK SOLD         AVERAGE PRICE
          ----          -----------------         -------------

   August 31, 2005             9,895                   $5.51
   September 1, 2005          10,585                   $5.50
   September 2, 2005          13,963                   $5.52
   September 6, 2005          81,000                   $5.50
   September 7, 2005           5,530                   $5.51
   September 9, 2005          28,476                   $5.50
   September 12, 2005         33,600                   $5.74
   September 13, 2005         13,811                   $5.79

Other than the foregoing transactions, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the Persons named in Schedules A through D, has effected a transaction in the Company's securities during the period since the filing of Amendment No. 6 to the Schedule 13D on September 1, 2005 and ending on the date hereof (excluding transactions that may have been effected for managed accounts with funds provided by third party customers).

(d) Not applicable.

(e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated: September 14, 2005


          CITICORP VENTURE CAPITAL LTD.

          By: /s/ Anthony P. Mirra
          --------------------------------------
          Name: Anthony P. Mirra
          Title: Vice President


          CITIBANK, N.A.


          By: /s/ Ali L. Karshan
          --------------------------------------
          Name: Ali L. Karshan
          Title: Assistant Secretary


          CITICORP HOLDINGS INC.


          By: /s/ Kenneth S. Cohen
          --------------------------------------
          Name: Kenneth S. Cohen
          Title: Assistant Secretary


          CITIGROUP INC.


          By: /s/ Ali L. Karshan
          --------------------------------------
          Name: Ali L. Karshan
          Title: Assistant Secretary

                                      SCHEDULE A
                          EXECUTIVE OFFICERS AND DIRECTORS OF
                            CITICORP VENTURE CAPITAL LTD.

NAME, TITLE AND CITIZENSHIP                             PRINCIPAL OCCUPATION AND BUSINESS ADDRESS (399 PARK
(UNITED STATES UNLESS OTHERWISE INDICATED)              AVENUE, NEW YORK, NY 10043 UNLESS OTHERWISE INDICATED)
------------------------------------------              ------------------------------------------------------
William T. Comfort                                      Senior Vice President
Director and Executive Officer                          Citicorp Venture Capital Ltd.

David F. Thomas                                         Vice President and Managing Director
Director and Executive Officer                          Citicorp Venture Capital Ltd.

Michael A. Delaney                                      Vice President and Managing Director
Director and Executive Officer                          Citicorp Venture Capital Ltd.

Jennifer Cappello-Ruggiero                              Assistant Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

John P. Civantos                                        Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Lauren M. Connelly                                      Vice President and Secretary
Executive Officer                                       Citicorp Venture Capital Ltd.

Charles E. Corpening                                    Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Michael S. Gollner                                      Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Ian D. Highet                                           Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Darryl A. Johnson                                       Assistant Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Byron L. Knief                                          Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Richard E. Mayberry                                     Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Thomas F. McWilliams                                    Vice President and Managing Director
Executive Officer                                       Citicorp Venture Capital Ltd.

Anthony P. Mirra                                        Vice President and Assistant Secretary
Executive Officer                                       Citicorp Venture Capital Ltd.

Paul C. Schorr                                          Vice President and Managing Director
Executive Officer                                       Citicorp Venture Capital Ltd.

Joseph M. Silvestri                                     Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Michael D. Stephenson                                   Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

James A. Urry                                           Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

John D. Weber                                           Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

                                  SCHEDULE B
                     EXECUTIVE OFFICERS AND DIRECTORS OF
                                CITIBANK, N.A.

NAME, TITLE AND CITIZENSHIP                             PRINCIPAL OCCUPATION AND BUSINESS ADDRESS (399 PARK
(UNITED STATES UNLESS OTHERWISE INDICATED)              AVENUE, NEW YORK, NY 10043 UNLESS OTHERWISE  INDICATED)
------------------------------------------              -------------------------------------------------------
David C. Bushnell                                       Senior Risk Officer
Director and Executive Officer                          Citibank, N.A.

Sallie L. Krawcheck                                     Chief Financial Officer
Director and Executive Officer                          Citibank, N.A.

Stephen H. Long                                         Executive Vice President
Director                                                Citibank, N.A.

Alan S. MacDonald                                       Vice Chairman
Director and Executive Officer                          Citibank, N.A.
                                                        388 Greenwich Street
                                                        New York, NY 10013

Marjorie Magner                                         Vice Chairman
Director and Executive Officer                          Citibank, N.A.

William R. Rhodes                                       Chairman
Director and Executive Officer                          Citibank, N.A.

Todd S. Thomson                                         Vice Chairman
Director and Executive Officer                          Citibank, N.A.
                                                        388 Greenwich Street
                                                        New York, NY 10013

Anita Romero                                            Senior Vice President, General Counsel
Executive Officer                                       and Secretary
                                                        Citibank, N.A.

                                 SCHEDULE C
                     EXECUTIVE OFFICERS AND DIRECTORS OF
                            CITICORP HOLDINGS INC.

NAME, TITLE AND CITIZENSHIP                             PRINCIPAL OCCUPATION AND BUSINESS ADDRESS (399 PARK
(UNITED STATES UNLESS OTHERWISE INDICATED)              AVENUE, NEW YORK, NY 10043 UNLESS OTHERWISE INDICATED)
------------------------------------------              ------------------------------------------------------

David C. Bushnell                                       Executive Vice President and Senior Risk Officer
Director and Executive Officer                          Citicorp Holdings Inc.

Sallie L. Krawcheck                                     Executive Vice President and Chief Financial Officer
Director and Executive Officer                          Citicorp Holdings Inc.

Stephen H. Long                                         President, International Operations
Director                                                Citigroup Inc.

Alan S. MacDonald                                       Chief Operating Officer, Global Banking
Director and Executive Officer                          Citibank, N.A.
                                                        388 Greenwich Street
                                                        New York, NY 10013

Marjorie Magner                                         Chairman and Chief Executive Officer
Director and Executive Officer                          Global Consumer Group
                                                        Citigroup Inc.

William R. Rhodes                                       Chairman
Director and Executive Officer                          Citicorp Holdings Inc.

Todd S. Thomson                                         Chairman and Chief Executive Officer
Director and Executive Officer                          Global Wealth Management Group
                                                        Citigroup Inc.
                                                        388 Greenwich Street
                                                        New York, NY 10013

John C. Gerspach                                        Executive Vice President, Chief Accounting Officer and Controller
Executive Officer                                       Citicorp Holdings Inc.

Michael S. Helfer                                       Executive Vice President, General Counsel and Secretary
Executive Officer                                       Citicorp Holdings Inc.

Bonnie Howard                                           Chief Auditor
Executive Officer                                       Citicorp Holdings Inc.

Saul M. Rosen                                           Executive Vice President and Chief Tax Officer
Executive Officer                                       Citicorp Holdings Inc.

Guy R. Whittaker                                        Treasurer
Executive Officer                                       Citicorp Holdings Inc.

                                SCHEDULE D
                      EXECUTIVE OFFICERS AND DIRECTORS OF
                               CITIGROUP INC.

NAME, TITLE, AND CITIZENSHIP                     PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
----------------------------                     -----------------------------------------
C. Michael Armstrong                             Retired Chairman
Director                                         Hughes, AT&T and Comcast Corporation
United States                                    1114 Avenue of the Americas
                                                 New York, NY 10036

Alain J. P. Belda                                Chairman and Chief Executive Officer
Director                                         Alcoa Inc.
Brazil                                           390 Park Avenue
                                                 New York, NY 10022

George David                                     Chairman and Chief Executive Officer
Director                                         United Technologies Corporation
United States                                    One Financial Plaza
                                                 Hartford, CT 06101

Kenneth T. Derr                                  Chairman, Retired
Director                                         ChevronTexaco Corporation
United States                                    345 California Street
                                                 San Francisco, CA 94104

John M. Deutch                                   Institute Professor
Director                                         Massachusetts Institute of Technology
United States                                    77 Massachusetts Avenue
                                                 Cambridge, MA 02139

The Honorable Gerald R. Ford                     Former President of the United States of America
Honorary Director                                40365 Sand Dune Road
United States                                    Rancho Mirage, CA 92270

Roberto Hernandez Ramirez                        Chairman of the Board
Director                                         Banco Nacional de Mexico
Mexico                                           Actuario Roberto Medellin No. 800
                                                 Col. Sante Fe, 01210
                                                 Mexico City, Mexico

Ann Dibble Jordan                                Consultant
Director                                         2940 Benton Place, NW
United States                                    Washington, DC 20008-2718

Klaus Kleinfeld                                  President, Chief Executive Officer and Chairman of the Managing Board
Director                                         Siemens AG
Germany                                          Wittesbacherplatz 2
                                                 D-80333
                                                 Munich, Germany

Dudley C. Mecum                                  Managing Director
Director                                         Capricorn Holdings, LLC
United States                                    30 East Elm Street
                                                 Greenwich, CT 06830


Anne M. Mulcahy                                  Chairman and Chief Executive Officer
Director                                         Xerox Corporation
United States                                    800 Long Ridge Road
                                                 Stamford, CT 06904

Richard D. Parsons                               Chairman and Chief Executive Officer
Director                                         Time Warner Inc.
United States                                    One Time Warner Center
                                                 New York, NY 10019

Charles Prince                                   Chief Executive Officer
Director and Executive Officer                   Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Dr. Judith Rodin                                 President
Director                                         The Rockefeller Foundation
United States                                    420 Fifth Avenue
                                                 New York, NY 10018

Robert E. Rubin                                  Member of the Office of the Chairman
Director and Executive Officer                   Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Franklin A. Thomas                               Consultant
Director                                         TFF Study Group
United States                                    595 Madison Avenue
                                                 New York, NY 10022

Sanford I. Weill                                 Chairman
Director and Executive Officer                   Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043



Sir Winfried F. W. Bischoff                      Chairman
Executive Officer                                Citigroup Europe
United Kingdom and Germany                       33 Canada Square
                                                 Canary Wharf
                                                 London E14 5LB
                                                 United Kingdom

David C. Bushnell                                Senior Risk Officer
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Michael A. Carpenter                             Chairman and Chief Executive Officer
Executive Officer                                Citigroup Global Investments
United States                                    Citigroup Inc.
                                                 399 Park Avenue
                                                 New York, NY 10043

Robert Druskin                                   Chief Executive Officer and President
Executive Officer                                Citigroup Corporate & Investment Banking
United States                                    388 Greenwich Street
                                                 New York, NY 10013

John C. Gerspach                                 Controller and Chief Accounting Officer
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Michael S. Helfer                                General Counsel and Corporate Secretary
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Lewis B. Kaden                                   Vice Chairman and Chief Administrative Officer
Executive Officer                                399 Park Avenue
United States                                    New York, NY 10043

Sallie L. Krawcheck                              Chief Financial Officer
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Marjorie Magner                                  Chairman and Chief Executive Officer
Executive Officer                                Global Consumer Group
United States                                    Citigroup Inc.
                                                 399 Park Avenue
                                                 New York, NY 10043

William R. Rhodes                                Senior Vice Chairman
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Todd S. Thomson                                  Chairman and Chief Executive Officer
Executive Officer                                Global Wealth Management Group
United States                                    Citigroup Inc.
                                                 388 Greenwich Street
                                                 New York, NY 10013

Stephen R. Volk                                  Vice Chairman
Executive Officer                                Citigroup Inc.
United States                                    388 Greenwich Street
                                                 New York, NY 10013


                                  SCHEDULE E
                           OWNERSHIP OF COMMON STOCK


                                SOLE VOTING            SOLE DISPOSITIVE       AGGREGATE AMOUNT
                                POWER                  POWER                  BENEFICIALLY OWNED
                                -----------            ----------------       ------------------
Thomas F. McWilliams            89,111                 176,012                176,012
David F. Thomas                 65,270                  65,270                 65,270